Exhibit 99.2

VINCI COMPASS INVESTMENTS LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on 01 July 2026

GENERAL

The board of directors of Vinci Compass Investments Ltd. (the “Board” and the “Company” or “we”, respectively) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on 01 July 2026 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The Meeting will be held at the Company's offices, located at Avenida Bartolomeu Mitre, nº. 336, Leblon, Rio de Janeiro/RJ, 22431-002, Brazil.

This proxy statement, the notice to shareholders of our Meeting and the form of electronic proxy card, along with instructions on how to vote using the proxy card provided therewith, are available and can be accessed free of charge on the Investor Relations section of our website at https://ir.vincicompass.com and on the website of the U.S. Securities Exchange Commission (“SEC”) at www.sec.gov.

You will be able to attend the Meeting online by visiting https://www.virtualshareholdermeeting.com/VINP2026. You will also be able to vote your shares online or by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered shareholders and duly appointed proxyholders who participate in the Meeting will be able to listen to the Meeting, ask written questions and vote, provided that they are connected to the Internet. For shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. Broadridge will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Our Proxy Statement and our 2025 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vincicompass.com and on SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your proxy card at www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only the holders of record of Class A common shares, Class B common shares (together, the “Common Shares”) and Series A convertible preferred shares (together with the Common Shares, the “Voting Shares”) of the Company as at the close of business on 26 May 2026, Eastern Time (the “Record Date”) are entitled to receive notice of, attend and vote at the Meeting and any adjournment thereof. No person, whether personally or appropriately acting by proxy or, if a corporation or other non-natural person, its duly authorised representative, shall be entitled to vote at the Meeting unless they are registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 65,516,626 Common Shares issued and outstanding, including 51,050,387 Class A common shares and 14,466,239 Class B common shares, and 100,000 Series A convertible preferred shares were issued and outstanding. One or more shareholders holding not less than one-third in aggregate of the voting power of all Voting Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, constitute a quorum of the shareholders. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the Board of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the Company’s Amended and Restated Memorandum and Articles of Association.

Our Board notes that the chairperson of the Board, Mr Gilberto Sayão da Silva, has disclosed that he beneficially owns 100% of the Company’s Class B common shares and intends to vote these shares “FOR” the resolutions at the Meeting.

VOTING AND PROXY SOLICITATION

Each Class A common share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. Each Class B common share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the Meeting. Each Series A convertible preferred share issued and outstanding as of the close of business on the Record Date is entitled to vote, on an as-converted basis, pursuant to the number of Class A common shares to which it is convertible, and in accordance with the respective Certificate of Designation.

Provided that a quorum is present, each of the Ordinary Resolutions put to the vote at the Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Company who, being present in person or by proxy and entitled to vote thereon, vote at the Meeting.

The Company may, from time to time, prior to the Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE MEETING AND THE RESOLUTIONS TO BE PROPOSED THEREAT. Investors and shareholders will be able to obtain free copies of such documents once they are filed with or furnished to the SEC through the SEC's website at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by the Company will be available free of charge on the Investor Relations section of the Company’s website at https://ir.vincicompass.com. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation, therefore. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

VOTING BY HOLDERS OF VOTING SHARES

Voting Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote the Voting Shares they represent as our Board may recommend. On any other matters that may properly come before the Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so, instructed in the proxy card, as our Board may recommend.

Where any holder of Voting Shares affirmatively abstains from voting, fails to cast her, his or its vote in person or by proxy or fails to give voting instructions to the broker, dealer, commercial bank, trust company or other nominee, on any particular resolution, the votes attaching to such Voting Shares will not be included or counted in the determination of the number of Voting Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your proxy card in hand, and follow the instructions set forth in the proxy card.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on 30 June 2026 to ensure your representation if you are not planning to attend our Meeting in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincicompass.com prior to the Meeting and (ii) present your voting information card at the Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC “EQ” (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be available to you at http:// www.proxyvote.com by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You may also attend the Meeting and vote in person. If you own Voting Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Voting Shares in street name and attend the Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to ShareholderRelations@vincicompass.com  prior to the Meeting and (ii) present your voting information card at the Meeting.

The Board recommends voting in favour of the Proposals (as defined below).

If you direct the proxy holder to vote FOR any or all of the Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board announces, on or prior to the date of the Meeting, an adverse recommendation with respect to the Proposals. If no additional direction is made in your proxy card, the Voting Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Investor Relations department (ShareholderRelations@vincicompass.com) or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Meeting and voting in person. A shareholder owning Voting Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to ShareholderRelations@vincicompass.com prior to the Meeting and presenting your voting information card at the Meeting.

If you are not planning to attend in person our Meeting, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on 30 June 2026.

PROPOSED RESOLUTIONS

The following resolutions will be proposed at the Meeting:

(i)	as an Ordinary Resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2025 be approved and ratified; and

(ii)	as an Ordinary Resolution, that Mr Eugenio Garza y Garza be appointed as director of the Company, following the resignations of Mr Lywal Salles Filho and Mr Rogério Ladeira Furquim Werneck and his appointment as interim director by the Board on 17 March 2026.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PROPOSALS.

Very truly yours,

By order of the Board of Directors,

/s/ Gilberto Sayão da Silva
Name: Gilberto Sayão da Silva
Title: Chairperson

Dated: 01 June 2026

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

P.O. Box 10240

Grand Cayman

KY1-1002

Cayman Islands